VIA EDGAR

Mr. Eranga Dias

Mr. Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

February 9, 2023

Dear Messrs. Dias and Ewing:

Re:	Lanvin Group Holdings Ltd
Registration Statement on Form F-1
Filed January 6, 2023
File No. 333-269150

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 1, 2023 (the “Comment Letter”) with respect to the Registration Statement on Form F-1 filed with the Commission on January 6, 2023 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form F-1 (“Amended Registration Statement”) through EDGAR.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in Amended Registration Statement.

Registration Statement on Form F-1

Cover Page

1.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

PARTNERS

Teresa Y Y Ko Robert S Ashworth Calvin C S Lai Thomas T Y Ng Arun Balasubramanian Simon J Weller* Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan Howie C H Farn Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Xin Liu (New York, USA)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

Response: The Company respectfully advises the Staff that the Company’s operations are conducted in various jurisdictions, a portion of which is in China, and further advises the Staff that the Company does not use any variable interest entities. The Company believes that the current risk disclosure highlighted on the prospectus cover page and in the prospectus summary adequately informs investors of the legal and operational risks associated with operating in China. Nevertheless, in response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 9-11 (Summary) and page 34 (Risk Factors) of the Amended Registration Statement.

Liquidity and Capital Resources, page 102

2.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 104-105 of the Amended Registration Statement.

3.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Fosun International Limited, a beneficial owner of approximately 65% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Registration Statement.

Compensation of Directors and Executive Officers, page 156

4.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 159 of the Amended Registration Statement.

General

5.

It is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts. Please ask counsel to support the assumption in Section 2.3 of Exhibit 5.1 and assumptions (i) and (ii) in the last paragraph on page 2 of Exhibit 5.2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company is filing with Amended Registration Statement the revised opinions as Exhibit 5.1 and Exhibit 5.2.

If you have any questions regarding the Amended Registration Statement, please contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Yun Cheng, Chairman and Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited